SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 12 , 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated March 12, 2009 regarding “The Ericsson Board proposes a Long-Term Variable Remuneration Program and a directed issue and buy-back of C-shares.”

PRESS RELEASE	March 12, 2009

The Ericsson Board proposes a Long-Term Variable Remuneration Program and a directed issue and buy-back of C-shares

Ericsson’s (NASDAQ: ERIC) Long-Term Variable Remuneration Program is an integral part of the company’s remuneration strategy and the Board of Directors has therefore decided to propose that the Annual General Meeting on April 22, 2009, resolves on a continued Long-Term Variable Remuneration Program 2009 (LTV 2009) which is in all material respects similar to the previous programs. The program comprises in total 27 million B-shares.

The Program is divided into three plans: (1) a Stock Purchase Plan embracing all employees, designed to award employees one Ericsson share for each share invested in under the plan, (2) a plan for up to ten percent of the employees selected as key contributors to receive a second matching share, and (3) a plan embracing the CEO and other senior managers, up to 0.5 percent of employees who at a maximum can earn a further four, six or eight matching shares in addition to the ordinary matching share under the Stock Purchase Plan, provided that certain financial goals are met.

Matching under the program presupposes that the employee invests part of the salary (up to 7.5 percent, the CEO: 9 percent, of the gross fixed salary) in Ericsson shares, retain the shares and remains in employment at the time of the matching, three years after the investment.

Financing of the LTV 2009

The proposal gives the shareholders the opportunity to vote for each of the respective plan, including its financing. The Board of Directors has considered different financing methods for transfer of the shares to employees under the LTV 2009, such as transfer of treasury stock and an equity swap agreement with a third party.

The Board of Directors considers the transfer of treasury stock as the most cost efficient and flexible method to transfer shares under the LTV 2009 and has therefore decided to propose that the Annual General Meeting resolve as follows.

Transfer of treasury stock: No more than 22.4 million B-shares shall be transferred to employees covered by the terms of the three plans under the LTV 2009. The company shall also have the right to, before the Annual General Meeting in 2010, transfer no more than 4.6 million B-shares in the Company on an exchange to cover certain expenses, mainly social security payments.

Directed share issue: Ericsson’s share capital shall be increased by SEK 135 million by an issue of 27 million C-shares. The new shares shall – with deviation from the shareholders’ preferential right to subscribe for shares – be subscribed for by AB Industrivärden and/ or Investor AB, or subsidiaries of these companies, at a subscriptions price corresponding to the ratio value of the share, i.e. SEK 5.

Authorization to decide on an offer to acquire own shares: The Board of Directors shall be authorized to, before the Annual General Meeting in 2010, resolve on an offer to acquire shares directed to all holders of C-shares in Ericsson. Acquisition of 27 million C-shares at a price per share of no less than SEK 5 and no more than SEK 5.10 shall be allowed under the authorization.

Following the acquisition of C-shares, the Board of Directors will decide on conversion of all C-shares to B-shares, which thereafter can be transferred to employees and over an exchange.

Dilution and costs

The Company has approximately 3.2 billion shares in issue. As per December 31, 2008, the Company held 61 million shares in treasury. The 27 million shares required to implement the LTV 2009 correspond to approximately 0.85 percent of the total number of outstanding shares.

The total effect on the income statement of the LTV 2009, including funding costs, is estimated to range between SEK 1,017 million and SEK 1,919 million unevenly distributed over the years 2009 – 2013. The costs can be compared with Ericsson’s total remuneration costs 2008, including social security fees, amounting to SEK 51 billion.

The complete proposal of the Board of Directors will be available on Ericsson’s website, www.ericsson.com, as from the publication of the Notice of the Annual General Meeting.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 250 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27 billion (SEK 209 billion) in 2008. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on OMX Nordic Exchange Stockholm and NASDAQ.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on March 12 at 11.30am CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 12, 2009